JG



16021694

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

AUG 26 2016

Washington DC

SEC FILE NUMBER
8-48032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2015 (MM/DD/YY) AND ENDING 06/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Services International Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 3rd Avenue South, Suite 202
(No. and Street)

Edmonds	Washington	98020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph F. Hunter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Services International Corp., as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


RALPH V SANDERS
Commission Expires
NOTARY
PUBLIC
08-20-2019
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Services International Corp.

Contents
As of and for the Year Ended June 30, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Financial Services International Corp.

We have audited the accompanying statement of financial condition of Financial Services International Corp. as of June 30, 2016, and the related statements of operations changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Financial Services International Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Services International Corp. as of June 30, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Financial Services International Corp.'s financial statements. The supplemental information is the responsibility of Financial Services International Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
August 19, 2016

Financial Services International Corp.
Statement of Financial Condition
June 30, 2016

Assets

Cash and cash equivalents	13,959
Deposit with clearing organization	33,135
Commission receivable	48,000
Other assets	57,786
Total assets	$ 152,880

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	60,646
Total liabilities	60,646
Commitments and contingencies	

Stockholder's equity

Common stock, $0.01 par value, 1,000,000 shares authorized, 103,687 shares issued and outstanding,	1,039
Additional paid-in capital	84,016
Retained earnings	7,179
Total stockholder's equity	92,234
Total liabilities and stockholder's equity	$ 152,880

The accompanying notes are an integral part of these financial statements

Financial Services International Corp.
Statement of Operations
For the Year Ended June 30, 2016

Revenues	
Commission income	$ 1,762,511
Financial advisory services	3,147,095
Interest income	47
Other income	42,343
Total revenues	4,951,996
Expenses	
Employee compensation and benefits	215,267
Commissions, trading fees and floor brokerage	4,451,817
Communication and data processing	45,378
Occupancy and equipment rental	27,071
Professional fees	145,943
Other operating expenes	124,778
Total expenses	5,010,254
Net income (loss) before income tax provision	(58,258)
Income tax provision	(24,407)
Net income (loss)	$ (33,851)

The accompanying notes are an integral part of these financial statements.

Financial Services International Corp.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2015	$ 1,039	$ 32,016	$ 41,030	$ 74,085
Capital contribution		52,000	-	52,000
Net income (loss)	-	-	(33,851)	(33,851)
Balance at June 30, 2016	$ 1,039	$ 84,016	$ 7,179	$ 92,234

The accompanying notes are an integral part of these financial statements.

Financial Services International Corp.
Statement of Cash Flows
For the Year Ended June 30, 2016

Cash flow from operating activities:			
Net income (loss)		$	(33,851)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:			
(Increase) decrease in :			
Deposit with clearing organization	(8)		
Commission receivable	(1,526)		
Other assets	(51,149)		
(Decrease) increase in :			
Accounts payable and accrued expenses	25,344		
Employee compensation and benefits payable	(20,482)		
Total adjustments			(47,821)
Net cash and cash equivalents provided by (used in) operating activities			(81,672)
Net cash and cash equivalents provided by (used in) investing activities			-
Cash flow from financing activities:			
Proceeds from additional paid-in capital	52,000		
Net cash and cash equivalents provided by (used in) financing activities			52,000
Net increase (decrease) in cash and cash equivalents			(29,672)
Cash and cash equivalents at June 30, 2015			43,631
Cash and cash equivalents at June 30, 2016		$	13,959

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Financial Services International Corp.
Notes to Financial Statements
June 30, 2016

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Financial Services International Corp. (the "Company") was incorporated in the State of Washington on December 15, 1994. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the retail sale of corporate debt and equity securities, mutual fund, life insurance policies, and annuities. The Company provides underwriting and investment advisory services to its clientele and is a Registered Investment Advisor.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

Management's use of estimates - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Financial advisory fees are recognized as earned on a quarterly basis over the term of the contract and are recorded when received.

Receivables - Commission receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Financial Services International Corp.
Notes to Financial Statements
June 30, 2016

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes - The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Subsequent events - The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 9).

NOTE 2: DEPOSIT AT CLEARING ORGANIZATION

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2016 was $33,135.

NOTE 3: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of

	Current	Deferred	Valuation Allowance	Total
Federal	$ 5,593	$ (30,000)	$ -	$ (24,407)
State	-	-	-	-
Total income taxes expense (benefit)	$ 5,593	$ (30,000)	$ -	$ (24,407)

NOTE 3: INCOME TAXES
(Continued)

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2016, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 4: RELATED-PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with an affiliated company related by common ownership, whereby the Company has agreed to pay three quarters of the phone, internet, liability insurance, and lease expense. During the year ended June 30, 2016, the Company paid $36,251 for those expenses.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 5: RETIREMENT PLAN

The Company established a SIMPLE plan effective January 1, 2005. All employees are eligible to participate. No matching contributions were made for the year ended June 30, 2016.

NOTE 6: STOCK COMPENSATION

In 2005, the Company implemented a stock bonus program for one of its employees. Each year 10% of the previous calendar year's W-2 wages is awarded to the employee in order to purchase restricted stock in the Company. The stock is restricted for seven years from the date of issue. At June 30, 2015, the Company had issued restricted shares totaling 3,339, under this program.

NOTE 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

NOTE 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 10: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending June 30, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Financial Services International Corp.
Notes to Financial Statements
June 30, 2016

NOTE 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2016, the Company had net capital of $28,448 which was $23,448 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($60,646) to net capital was 2.13 to 1.

Financial Services International Corp.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2016

Computation of net capital		
Common stock	$ 1,039	
Additional paid-in capital	84,016	
Retained earnings	7,179	
Total stockholder's equity		$ 92,234
Add:		
Other allowable credits		42,000
Total stockholder's equity qualified for net capital		134,234
Less: Non-allowable assets		
Commission receivable	(48,000)	
Other assets	(57,786)	
Total non-allowable assets		(105,786)
Net Capital		28,448
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 4,043	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 23,448
Aggregate indebtedness		$ 60,646
Ratio of aggregate indebtedness to net capital		2.13 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2016.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Financial Services International Corp.
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of June 30, 2016

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Financial Services International Corp.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Financial Services International Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Financial Services International Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Financial Services International Corp. stated that Financial Services International Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Financial Services International Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Services International Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
August 19, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE



Financial Services International Corp.

152 3rd Avenue South, Suite 202
Edmonds, WA 98020-3556
Phone: 206-386-5475
Fax: 206-374-3027
Email: fsic@fsic.com

Breard & Associates, Inc.
Certified Public Accountants
9221 Corbin Avenue, Suite 170
Northridge, CA 91324

Assertions Regarding Exemption Provisions

We, as members of management of Financial Services International Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending July 1, 2015 through June 30, 2016.

Financial Services International Corporation

Sincerely,

Michael T Keller
Chief Compliance Officer
Financial Services International Corp. | Member FINRA / SIPC

FSIC ADDRESS 152 3rd Avenue South, Suite 202, Edmonds, WA 98020
Phone 2063865475 | FAX 2063743027 | EMAIL mkeller@fsic.com | www.fsic.com

8/5/16

Investments offered through Financial Services International Corp., FSIC, a SEC RIA and Member FINRA/SIP
152 3rd Avenue South, Suite202, Edmonds, WA 98020-3556| Phone: 206-386-5475

Financial Services International Corp.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended June 30, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Financial Services International Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2016, which were agreed to by Financial Services International Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Financial Services International Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Financial Services International Corp.'s management is responsible for Financial Services International Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended June 30, 2016, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by Financial Services International Corp. supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
August 19, 2016

Financial Services International Corp.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2016

	Amount
Total assessment	$ 533
SIPC-6 general assessment Payment made on January 25, 2016	(191)
SIPC-7 general assessment Payment made on July 25, 2016	(342)
Total assessment balance (overpayment carried forward)	$ -